UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number 000-22161

Corgi International Limited
(Exact name of registrant as specified in its charter)
Unit 10, 16/F, Wah Wai Centre, 38-40 Au Pui Wan Street, Fotan, New Territories Hong Kong, S.A.R., China (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 8

Index to Exhibits

Exhibit Number	Description

99.1	Press release, dated November 16, 2006, announcing results of operations for Corgi International Limited (the “Company”) for the quarter ended June 30, 2006

99.2	Press release, dated November 16, 2006, announcing the Company’s execution of the agreements attached to this Report on Form 6-K as exhibits 99.3, 99.4 and 99.5

99.3	Share Purchase Agreement, dated November 2, 2006, between the Company and the shareholders of Cards Inc. Limited

99.4
Sale and Purchase Agreement, dated November 3, 2006, between the Company, Poundwell Limited, Zindart Manufacturing Limited, Dongguan Xinda Giftware Co., Ltd., Luen Tat Model Design Company Limited, Luen Tat Mould Manufacturing Limited and Onchart Industrial (BVI) Limited

99.5	Purchase Agreement, dated November 16, 2006, between the Company and the investors named therein

99.6	Form of Registration Rights Agreement

99.7	Form of Warrant to Purchase American Depositary Shares

99.8	Amendment and Waiver Agreement, dated November 15, 2006, among the Company, Master Replicas Inc. and LightSaber Acquisition Corp.

99.9	Amendment and Waiver Agreement, between the Company and the investors party to the Note and Warrant Purchase Agreement, dated April 28, 2006 (the “April Financing Agreement”)

99.10	Second Amendment and Waiver Agreement, dated August 2006, between the Company and the investors party to the April Financing Agreement

99.11	Third Amendment and Waiver Agreement, dated November 16, 2006, between the Company and the investors party to the April Financing Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Corgi International Limited

Date: November 20, 2006	By:	/s/ George B. Volanakis
George B. Volanakis President and Chief Executive Officer